File No.

As filed with the Securities and Exchange Commission on January 4, 2012

Securities and Exchange Commission

Washington, D.C. 20549

In the Matter of the Application

of

Forward Funds

Forward Management, LLC

Forward Securities, LLC

101 California Street, Suite 1600

San Francisco, CA 94111

(800) 999-6809

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT

COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

All communications and orders to:

J. Alan Reid, Jr.

Forward Management, LLC

101 California Street, Suite 1600

San Francisco, CA 94111

With a copy to:

Douglas P. Dick, Esq.

Dechert LLP

1775 I Street, N.W.

Washington, D.C. 20006

This application (including exhibits) consists of 15 pages. The exhibit index appears on page 9.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

In the Matter of:	)
)
FORWARD FUNDS	)	APPLICATION FOR AN ORDER PURSUANT TO
FORWARD MANAGEMENT, LLC	)	SECTION 6(c) OF THE INVESTMENT
FORWARD SECURITIES, LLC	)	COMPANY ACT OF 1940 GRANTING AN
101 California Street, Suite 1600)		EXEMPTION FROM RULE 12d1-2(a) UNDER
San Francisco, CA 94111)		THE ACT
(800) 999-6809)
)
)

File No.

I. INTRODUCTION

Forward Management, LLC (the “Adviser”), Forward Funds (the “Trust”) and Forward Securities, LLC (“Forward Securities”)1 hereby apply for an order from the U.S. Securities and Exchange Commission (the “Commission”) on behalf of (i) the Trust and all existing and future series of the Trust (“Funds”); (ii) all other existing or future open-end management investment companies or a series thereof advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser that are registered under the Investment Company Act of 1940, as amended (the “1940 Act” or “Act”) and that are in the same group of investment companies, as defined in Section 12(d)(1)(G) of the 1940 Act, as the Trust (together with the Funds, the “Applicant Funds”); and (iii) any entity controlling, controlled by or under common control with the Adviser that, now or in the future, acts as an investment adviser with respect to the transactions described herein (together with the Adviser, Forward Securities, and the Applicant Funds, the “Applicants”).2

Applicants hereby file this application (“Application”) pursuant to Section 6(c) of the 1940 Act for an order exempting Applicants from Rule 12d1-2(a) under the Act. Applicants request the exemption to the extent necessary to permit any Applicant Fund that may invest in other registered open-end investment companies including Applicant Funds (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the Act (“Fund of Funds”), and which is also eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act, to also invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”).

[1]

As discussed below, Forward Securities is expected to become the Funds’ distributor prior to issuance of any final order in connection with this Application. The current distributor of the Funds, ALPS Distributors, Inc., does not intend to rely on the requested order.

[2]

Every existing entity that currently intends to rely on the requested order is named as an Applicant. Any existing or future entity that relies on the order in the future will do so only in accordance with the terms and conditions in this Application.

II. APPLICANTS

A. The Trust and Applicant Funds

The Trust is a Delaware statutory trust registered with the Commission as an open-end series management investment company. The Trust is organized as a series fund with multiple separate Funds, certain of which are currently offered and sold pursuant to its Registration Statement on Form N-1A.3 As used herein, “Trust” shall also mean any other open-end series management investment company registered with the Commission and advised by the Adviser or an entity controlled by or under common control with the Adviser.

B. The Adviser

The Adviser, a Delaware limited liability company with its principal office in San Francisco, CA, currently serves as investment adviser to the Funds. The Adviser is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.

C. Forward Securities

Forward Securities, a Delaware limited liability company with its principal office in San Francisco, CA, is expected to become the Funds’ distributor prior to issuance of any final order in connection with this Application. Forward Securities is a registered broker dealer under Section 15 of the Securities Exchange Act of 1934, as amended.

III. APPLICANTS’ PROPOSAL

Applicants propose that, subject to the terms and the condition set forth in this Application, each Fund of Funds be permitted to invest in Other Investments while investing in Underlying Funds as set forth in its prospectus and in reliance on Section 12(d)(1)(G) of the Act and Rule 12d1-2 under the Act. The Funds of Funds will comply with Rule 12d1-2 under the Act, but for the fact that the Funds of Funds may invest a portion of their assets in Other Investments. The opportunity to invest in Other Investments will allow the Funds of Funds greater flexibility to meet their investment objectives than is possible through the more limited kinds of investments expressly permitted by Rule 12d1-2(a) (e.g., stocks and bonds). In addition, there may be times when using Other Investments might allow a Fund of Funds to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund. Each Fund of Funds would use Other Investments for a purpose that is consistent with the Fund of Funds’ investment objectives, policies, strategies and limitations. As part of its strategy to invest in securities, Other Investments and Underlying Funds, a Fund of Funds also may, pursuant to Rule 12d1-2 under the Act, invest in securities issued by another registered investment company that is not in the same group of investment companies as the Applicant Fund consistent with Section 12(d)(1)(A) or 12(d)(1)(F) of the 1940 Act. The Adviser believes that its ability to use the fund of funds structure in combination with direct investments in securities and Other Investments will allow it to create investment products designed to meet the needs of a wide variety of fund investors.

Consistent with its fiduciary obligations under the Act, each Applicant Fund’s board of trustees or directors will review the advisory fees charged by the Applicant Fund’s investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Applicant Funds may invest.

[3]	Currently thirty-three of the Trust’s series are operational. The Trust may offer additional series in the future.

IV. APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.

In 1996, Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies that are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(l) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(I) the acquired company and the acquiring company are part of the same group of investment companies;

(II) the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short term paper are the only investments held by the acquiring company;

(III) with respect to

(aa) securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or

(bb) securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to Section 22(b) or Section 22(c) by a securities association registered under Section 15A of the Securities Exchange Act of 1934, or the Commission; [and]

(IV) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).

In 2006, the Commission adopted Rule 12d1-2 under the Act.4 That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper):

[4]	See Fund of Funds Investments, Investment Company Act Rel. No. 27399 (June 20, 2006) (the “Adopting Release”).

(1) Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2) Securities (other than securities issued by an investment company); and

(3) Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.5 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address.”6 The passage of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority set forth in Section 12(d)(1)(G) to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”7

Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.8 It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

The Commission . . . by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Applicants believe that permitting the Applicant Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, namely (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large-scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.9 Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements, including those where a fund of funds also invests in government securities and short-term paper, do not raise the concerns underlying the prohibitions in Sections 12(d)(l)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring

[5]	See Adopting Release at 17, n.58.

[6]	Id. at 17-18.

[7]	See H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996).

[8]

See, e.g., Trust Fund Sponsored by The Scholarship Club, Inc., Investment Company Act Rel. No. 5524 (Oct. 25, 1968) (“The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted”); Sisto Financial Corp., Investment Company Act Rel. No. 923 (July 16, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

[9]	See The Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

that the acquiring fund and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself. The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(l)(G) was intended to address.

Likewise, permitting the Applicant Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Applicant Funds a broader array of investment options through which to pursue their investment objectives.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “consistent with the public interest and the protection of investors,” and therefore meets the standards of relief set forth in Sections 12(d)(l)(J) and 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V. SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(l)(G) and Rule 12d1-2 to invest in some combination of futures contracts and other derivatives and financial instruments that are not specifically identified in Section 12(d)(1)(G)(i)(II) or in Rule 12d1-2(a)(2). See, e.g., Calvert Social Investment Fund et al., File No. 812-13718, Investment Company Act Rel. Nos. 29268 (May 17, 2010) (order) and 29209 (Apr. 19, 2010) (notice); WisdomTree Asset Management, Inc. et al., File No. 812-13642, Investment Company Act Rel. Nos. 28836 (July 24, 2009) (order) and 28804 (June 29, 2009) (notice); Morgan Stanley Series et al., File No. 812-13529, Investment Company Act Rel. Nos. 28444 (Oct. 21, 2008) (order) and 28388 (Sept. 23. 2008) (notice); Aberdeen Asset Management, Inc. et al., File No. 812-13531, Investment Company Act Rel. Nos. 28443 (Oct. 21, 2008) (order) and 28401 (Sept. 25, 2008) (notice); UBS Funds, et al., File No. 812-13453, Investment Company Act Rel. Nos. 28080 (Jan. 1, 2008) (order) and 28122 (Dec. 19, 2007) (notice); Vanguard Star Funds, et al., File No. 812-13412, Investment Company Act Rel. Nos. 28024 (Oct. 24, 2007) (order) and 28000 (Sept. 28, 2007) (notice).

VI. APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition: Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in this Application.

VII. REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Section 6(c) of the Act and, therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII. PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES

All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application on behalf of the Applicants are authorized to so sign and file the same. The resolutions of each Applicant authorizing the filing of this Application and any amendments thereto are attached as Exhibit A to this Application.

Pursuant to Rule 0-2 under the Act, the Applicants hereby declare that this Application for a Commission order is signed by an authorized person on behalf of each of the Applicants pursuant to the general authority vested in such person by the appropriate charter documents and/or by resolutions of each Board or pursuant to the appropriate charter documents of each Applicant, pursuant to Rule 0-2 under the Act, and/or by verification required by Rule 0-2(d) under the Act attached as Exhibit B to this Application, and further declare that such authorizations remain in full force and effect.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested order without holding a hearing.

The Applicants request that questions regarding this Application be directed to Douglas P. Dick, Esq., at Dechert LLP, 1775 I Street N.W., Washington, DC 20006, telephone (202) 261-3305; Koji Felton, Esq., at Dechert LLP, One Maritime Plaza, Suite 2300, San Francisco, CA 94111, telephone (415) 262-4521; or Aaron D. Withrow, Esq., at Dechert LLP, 1775 I Street, N.W., Washington, DC 20006, telephone (202) 261-3442.

SIGNATURES

Dated: January 4, 2012

FORWARD MANAGEMENT, LLC		FORWARD FUNDS

By:	/s/ Mary Curran	By:	/s/ J. Alan Reid, Jr.
	Name: Mary Curran		Name: J. Alan Reid, Jr.
	Title: Secretary		Title: President

FORWARD SECURITIES, LLC

By:	/s/ Mary Curran
Name: Mary Curran
Title: Secretary

EXHIBIT INDEX

A.	Authority to Apply for SEC Exemptive Relief

B.	Rule 0-2(d) Verifications

EXHIBIT A

Secretary’s Certification

Forward Funds

RESOLVED: That the Board of Trustees of Forward Funds (the “Trust”) hereby approves the filing with the U.S. Securities and Exchange Commission of an application for exemptive relief from Rule 12d1-2(a) under the Investment Company Act of 1940, as amended (the “1940 Act”), to permit the Trust’s series that invest in other investment companies in reliance on Rule 12d1-2 to invest in financial instruments that may not be “securities,” as such term is defined under the 1940 Act, to the extent consistent with each such series’ investment objective, policies, strategies and limitations; and

RESOLVED: That the officers of the Trust be, and each of them hereby is, authorized and directed, with the advice of counsel, to take such steps and to prepare, execute and file such documents, and pay such expenses, as he or she may deem necessary or appropriate to implement the foregoing resolution, including filing any further amendment to the application for the order.

****

I, Mary Curran, do hereby certify that I am the duly elected, qualified and acting Secretary of Forward Funds, a Delaware statutory trust, and as such, I do hereby further certify that the foregoing is a true and correct copy of a resolution adopted at a meeting of all the trustees of Forward Funds on December 14, 2011, and that said resolution has not been revoked or amended and is now in full force and effect.

IN WITNESS WHEREOF, I have executed this certificate as Secretary of the Trust on this 30th day of December 2011.

/s/ Mary Curran
Secretary

Secretary’s Certification

Forward Management, LLC

RESOLVED: That the members of Forward Management, LLC (the “Company”) hereby approve the filing with the U.S. Securities and Exchange Commission of an application for exemptive relief from Rule 12d1-2(a) under the Investment Company Act of 1940, as amended (the “1940 Act”), to permit Forward Funds series that invest in other investment companies in reliance on Rule 12d1-2 to invest in financial instruments that may not be “securities,” as such term is defined under the 1940 Act, to the extent consistent with each such series’ investment objective, policies, strategies and limitations; and

RESOLVED: That the officers of the Company be, and each of them hereby is, authorized and directed, with the advice of counsel, to take such steps and to prepare, execute and file such documents, and pay such expenses, as he or she may deem necessary or appropriate to implement the foregoing resolution, including filing any further amendment to the application for the order.

****

I, Mary Curran, do hereby certify that I am the duly elected, qualified and acting Secretary of Forward Management, LLC, a Delaware limited liability company, and as such, I do hereby further certify that the foregoing is a true and correct copy of a resolution adopted through majority written consent of a majority of the members of the Company on December 29, 2011, and that said resolution has not been revoked or amended and is now in full force and effect.

IN WITNESS WHEREOF, I have executed this certificate as Secretary of the Company on this 29th day of December 2011.

/s/ Mary Curran
Secretary

Secretary’s Certification

Forward Securities, LLC

RESOLVED: That the members of Forward Securities, LLC (the “Company”) hereby approve the filing with the U.S. Securities and Exchange Commission of an application for exemptive relief from Rule 12d1-2(a) under the Investment Company Act of 1940, as amended (the “1940 Act”), to permit Forward Funds series that invest in other investment companies in reliance on Rule 12d1-2 to invest in financial instruments that may not be “securities,” as such term is defined under the 1940 Act, to the extent consistent with each such series’ investment objective, policies, strategies and limitations; and

RESOLVED: That the officers of the Company be, and each of them hereby is, authorized and directed, with the advice of counsel, to take such steps and to prepare, execute and file such documents, and pay such expenses, as he or she may deem necessary or appropriate to implement the foregoing resolution, including filing any further amendment to the application for the order.

****

I, Mary Curran, do hereby certify that I am the duly elected, qualified and acting Secretary of Forward Securities, LLC, a Delaware limited liability company, and as such, I do hereby further certify that the foregoing is a true and correct copy of a resolution adopted at a meeting of all the directors of the Company on December 30, 2011, and that said resolution has not been revoked or amended and is now in full force and effect.

IN WITNESS WHEREOF, I have executed this certificate as Secretary of the Company on this 30th day of December 2011.

/s/ Mary Curran
Secretary

EXHIBIT B

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned, states that she has duly executed the attached Application for an order, dated as of January 4, 2012, for and on behalf of Forward Management, LLC; that she is the Secretary of such company; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Mary Curran
Name: Mary Curran
Dated: January 4, 2012

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned, states that he has duly executed the attached Application for an order, dated as of January 4, 2012, for and on behalf of Forward Funds; that he is the President of such company; and that all actions taken by shareholders, directors, trustees, and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ J. Alan Reid, Jr.
Name: J. Alan Reid, Jr.
Dated: January 4, 2012

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned, states that she has duly executed the attached Application for an order, dated as of January 4, 2012, for and on behalf of Forward Securities, LLC; that she is the secretary of such company; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Mary Curran
Name: Mary Curran
Dated: January 4, 2012